GUZOV OFSINK, LLC
Attorneys at Law
600 Madison Avenue, 14th Floor,
New York, NY 10022
Telephone: (212) 371 8008 Facsimile: (212) 688 7273
www.golawintl.com

July 12, 2007

BY FACSIMILE AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission	Fax: (202) 772 9217
100 F Street, NE
Washington, DC 20549-4561

Attention:	Mr. Jeffrey P. Riedler/ Ms. Jennifer Riegel
Division of Corporate Finance

Re:	West Coast Car Company
Form S-1 filed June 29, 2007 (File No. 333-144235)

Dear Mr. Riedler and Ms. Riegel:

We are, on behalf of West Coast Car Company, requesting an acceleration of the effective date of the pending registration statement.

In accordance with your request, on behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate it if you could kindly effect the registration statement on Monday, July 16, 2007 at 10.00am.

Thank you.

Very truly yours,

GUZOV OFSINK LLC

/s/ Darren Ofsink
Darren Ofsink

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Weifang, State of Changle on June 29, 2007.

WEST COAST CAR COMPANY

By:	:/s/ Qingtai Liu
Qingtai Liu
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Qingtai Liu	President and Chief Executive	June 29, 2007
Qingtai Liu	Officer and director

/s/ Yizhao Zhang	Chief Financial Officer,	June 29, 2007
Yizhao Zhang	Controller and Principal
Accounting Officer

/s/ Yongqiang Wang	Director	June 29, 2007
Yongqiang Wang

/s/Chris Wenbing Wang	Director	June 29, 2007
Chris Wenbing Wang

/s/ Changxin Li	Director	June 29, 2007
Changxin Li

/s/ Winfred Lee	Director	June 29, 2007
Winfred Lee